CIBT EDUCATION GROUP INC.

International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7

Tel: 604.871.9909 Fax: 604.871.9919

Email: info@cibt.net Web: www.cibt.net

TSX.V: CPT

February 27, 2008

OTC.BB (US): CBTGF

CIBT Expands to Eastern China, 43rd Location Globally

CIBT Education Group Inc (TSXV: CPT; OTC.BB (US): CBTGF) reports that its subsidiary, CIBT School of Business  & Technology Corp., has signed an agreement to establish a CIBT Vocational and Education Center at the Jinling Vocational Education Centre, in Nanjing, China. This new CIBT centre will deliver vocational and business management programs offered by CIBT School of Business and by Sprott-Shaw Community College and Sprott-Shaw International Language College, also part of the CIBT Education Group of Companies. Programs planned for this location include, automotive maintenance, automotive service management, hotel management, business management as well as business English programs.

With a population of 8.2 million in its metropolis area and a GDP of US$45.2 billion recorded in 2006, Nanjing is the second largest commercial centre, behind only Shanghai, in Eastern China.  Electronics, automotive manufacturing, petrochemicals, iron and steel production, and power generation serve as the region’s primary industries.  Nanjing is also the main transportation hub in eastern China, and the Port of Nanjing is the largest inland seaport in the country.

About Jinling Vocational Education Centre:

The Jinling Vocational Education Centre (JVEC) is situated on a 21 acre campus with a faculty team of over 200 instructors and a student base of over 2000.  JVEC offers programs in computer networking, sales and marketing, auto maintenance and servicing, information technology, and business management.  Faculty members at JVEC have won a number of teaching excellence awards and over the last 5 years, 97% of its students have secured employment before or shortly after graduation.

About CIBT Education Group Inc.:

CIBT Group is an education management and investment company with a special focus on the global education market.  Its two subsidiaries, CIBT School of Business & Technology Corp. and Sprott-Shaw Community College possess a combined operating history of over 118 years in China and Canada’s education sectors.  CIBT owns and operates a network of 43 business and language colleges with a presence in Canada, China, Vietnam, Jordan and the Philippines.  CIBT delivers North American and Chinese accredited business and management degree programs, automotive, and diesel maintenance programs, IT programs, and career/vocational programs through its network of campuses across China and Canada.  In 2006, CIBT initiated plans to aggressively expand its business presence to over 50 CIBT teaching locations in China by 2010 and to establish schools in other parts of Asia including South Korea, Thailand, Malaysia and India.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu

President & CEO

Investor Relations Contact: Vantage Communications * N. America Toll Free: 1-800-574-0901* Email: support@vantageir.com

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